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Exhibit 99.2

[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June [    ], 2004

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Ladies and Gentlemen:

        We have acted as counsel to you, Liberty Media Corporation ("Liberty"), in connection with the transfer of certain assets (collectively, the "Contributed Assets") by Liberty to Liberty Media International, Inc. ("LMI") in constructive exchange for LMI common stock ("LMI Common Stock") and LMI's assumption of certain liabilities associated with the transferred assets (the "Contribution"), and the subsequent distribution to the holders of Liberty common stock (the "Liberty Common Stock") of all of the outstanding stock of LMI (the "Spin-Off"), pursuant to the Reorganization Agreement, among Liberty, Liberty Media International Holdings, LLC and LMI, dated [May    ], 2004, (the "Reorganization Agreement"). You have requested our opinion regarding certain United States federal income tax consequences of the Contribution and the Spin-Off.

        In rendering our opinion, we have examined and relied upon the accuracy and completeness of all the facts, information, covenants, representations, and warranties contained in originals or copies, certified or otherwise identified to our satisfaction, of (i) the Reorganization Agreement, including the exhibits attached thereto, (ii) the Registration Statement on Form 10 as filed with the Securities and Exchange Commission on [May    ], 2004 (the "Registration Statement"), including the exhibits attached thereto, (iii) the Tax Sharing Agreement, among Liberty and LMI, dated [    ], 2004, and (iv) such other documents and records as we have deemed necessary or appropriate as a basis for the opinion set forth below. In addition, as to certain facts material to our opinion, we have relied upon certain statements, representations, and covenants made on behalf of Liberty and LMI by officers and other representatives of Liberty and LMI, including representations and covenants set forth in the Officer's Certificate of Liberty (and all accompanying exhibits) signed by officers of Liberty and LMI, dated the date hereof and attached hereto as Exhibit A and the Representation Letter of Dr. John C. Malone, dated the date hereof and attached hereto as Exhibit B. We have assumed that such statements, representations, and covenants are true as of the date hereof and will continue to be true without regard to any qualification as to knowledge or belief. Our opinion is conditioned upon, among other things, the initial and continuing accuracy and completeness of all the facts, information, covenants, representations, and warranties made by Liberty, LMI and Dr. John C. Malone. Any change or inaccuracy in or to any of such facts, information, covenants, representations, or warranties (including on account of events occurring subsequent to the effective time of the Spin-Off) could affect one or more of the conclusions as stated herein.

        We have also assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such latter documents. In rendering our opinion, we have relied upon applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder (the "Regulations"), pertinent judicial authorities, published positions of the Internal Revenue Service (the "Service"), and such other authorities as we have considered relevant, in each case, as in effect on the date hereof. It should be noted that the Code, the Regulations, judicial decisions, administrative interpretations, and such other authorities are subject to change at any time and, in some circumstances, with retroactive effect. The analysis of the consequences of the transactions considered involves a close evaluation of the applicable legal standards in light of the facts and circumstances related to the Spin-Off and the related transactions. No assurances can be given that the Service will not assert a position contrary to one or more of the conclusions set forth in our opinion or that a court will not agree with the Service's position. A change in any of the authorities upon which our opinion is based could affect one or more of our conclusions as stated herein.

        Based solely upon and subject to the foregoing, we are of the opinion that, under current law, for United States federal income tax purposes:

        1.     The Contribution followed by the Spin-Off will be a reorganization within the meaning of Section 368(a)(1)(D).1 Liberty and LMI will each be a "party to a reorganization" within the meaning of Section 368(b).

        2.     Liberty will not recognize any gain or loss pursuant to the Contribution. Sections 361(a) and 357(a).

        3.     LMI will not recognize any gain or loss pursuant to the Contribution. Section 1032(a).

        4.     The basis of each Contributed Asset in the hands of LMI will be the same as the basis of such assets in the hands of Liberty immediately prior to the transfer. Section 362(b).

        5.     The holding period of each Contributed Asset in the hands of LMI will include Liberty's holding period for such asset. Section 1223(2).

        6.     Liberty will not recognize gain or loss pursuant to the Spin-Off. Section 361(c).

        7.     A holder of Liberty Common Stock who receives LMI Common Stock in the Spin-Off will recognize no gain or loss (and will include no amount in its income) as a result of the Spin-Off, except to the extent cash is received in lieu of fractional shares (which will be treated as if such fractional shares were received by such holder and then redeemed by LMI for the cash received). Section 355(a)(1).

        8.     A holder of Liberty Common Stock who receives LMI Common Stock in the Spin-Off will have an aggregate adjusted basis in such LMI Common Stock (including any fractional shares to which such shareholder would have been entitled) and its Liberty Common Stock immediately after the Spin-Off equal to the aggregate adjusted basis of such shareholder's Liberty Common Stock held prior to the Spin-Off. Such aggregate basis will be allocated between such holder's Liberty Common Stock and LMI Common Stock in proportion to the fair market value of each, in accordance with Treasury Regulation Section 1.355-2(a)(2). Sections 358(b) and (c).

        9.     The holding period of the LMI Common Stock received in the Spin-Off by a holder of Liberty Common Stock will include the holding period of the Liberty Common Stock, provided that such Liberty Common Stock is held as a capital asset on the date of the Spin-Off. Section 1223(1).

        Except as expressly set forth above, we express no other opinion. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any changes of or to any of the matters stated or assumed herein or of any subsequent changes in or to applicable law. This opinion is solely for your benefit and is not to be relied upon, used, circulated, quoted or otherwise referred to for any purpose without our prior written consent.

                      Very truly yours,

                      Skadden, Arps, Slate, Meagher & Flom LLP

Unless otherwise indicated, all references to "section" or "sections" herein are to the Internal Revenue Code of 1986 (the "Code"), as amended, as of the date hereof, and all references to "Treasury Regulation Section" are to U.S. Treasury Department Regulations, as most recently adopted or amended, as of the date hereof.

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  Exhibit 99.2